Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

Agnico Eagle Provides Notice of Release of First Quarter 2022 Results, Conference Call and Annual Meeting

Toronto (April 5, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its first quarter 2022 results on Thursday, April 28, 2022, after normal trading hours. Additionally, the Company will host its Annual and Special Meeting of Shareholders (the "AGM") the following day, Friday, April 29, 2022, in a hybrid format (in Toronto and virtually).

First Quarter 2022 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Friday, April 29, 2022 at 08:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8630 or toll-free 1-888-390-0608. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 747635#. The conference call replay will expire on May 29, 2022.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The AGM will begin on Friday, April 29, 2022 at 11:00 am (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/MX6S7HV.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the AGM, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 21, 2022, filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

investor.relations@agnicoeagle.com

Telephone: 416-947-1212

Fax: 416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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